Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: North Pittsburgh Systems, Inc.
File No. of Related Registration Statement: 333-146131

Date:	November 14, 2007
To:	All Consolidated Communications Employees
From:	Bob Currey, President and CEO
Re:	Progress on acquisition of North Pittsburgh Systems, Inc.

Over the past few weeks, we’ve made considerable progress toward the acquisition of North Pittsburgh Systems. Inc. I am pleased to announce that yesterday the shareholders of North Pittsburgh Systems, Inc. voted overwhelmingly in favor of merging with Consolidated Communications, with over 94.5% of those voting casting their votes in favor of the transaction.

From a regulatory approval perspective, the Federal Trade Commission has granted early termination of the Hart-Scott-Rodino waiting period. And, the Federal Communications Commission has approved the transfer of control of NPSI to Consolidated Communications. We are close to completing the approval process with the Pennsylvania Public Utility Commission. We are planning to launch the syndication of the bank loan, which will finance the cash part of the purchase price, in either the last week of November or in early December. Assuming Pennsylvania PUC approval is in December, we would be in a position to close in the fourth quarter or at the latest in early 2008.

In terms of integration, the planning process is underway and going well. As you know, there are ongoing planning sessions between various process owners from both our companies and, in collaboration with the North Pittsburgh management team, several integration projects are being “fast tracked”, such as the IPTV deployment and the migration of the financial system from JD Edwards to PeopleSoft. We will be well prepared to “hit the ground running” once the transaction closes.

Details on organizational structure are still being worked on, but we expect to make some organization announcements fairly soon. Thanks to everyone who is engaged in these efforts and making such great progress.

For more information and current press releases, visit our NPSI Integration web page on the intranet.
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Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh filed with the Securities and Exchange Commission on September 17, 2007, which, as amended, was declared effective on October 9, 2007. Investors are urged to read the prospectus/proxy statement, which contains important information, including detailed risk factors. The prospectus/proxy statement is, and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The definitive prospectus/proxy statement was first mailed to shareholders of North Pittsburgh on October 12, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the prospectus/proxy statement and North Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive prospectus/proxy statement.